Announcement








                  CompanyGoldmanSachs International
                  TIDMTTP
                  HeadlineEMM Disclosure
                  Released12:45 5 Feb 2003
                  Number0960H






RNS Number:0960H
GoldmanSachs International
5 February 2003


EMM DISCLOSURE
                                                             FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International




Date of disclosure

5 February 2003



Contact name

Peter Highton




Telephone number

+44 207-774-1935



Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:


Cambridge Antibody Technology Group plc

Oxford Glycosciences plc





AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:




In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129.
Email: monitoring@disclosure.org.uk




CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)
Cambridge Antibody Technology Group plc




Class of security

Ordinary Shares




Date of disclosure

5 February 2003



Date of dealing

4 February 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

0



Highest price paid*

0.00 GBP Sterling



Lowest price paid*

0.00 GBP Sterling



Total number of securities sold

2,832



Highest price received*

4.63 GBP Sterling



Lowest price received*
4.63 GBP Sterling



*Currency must be stated




CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)
Oxford Glycosciences plc




Class of security

Ordinary Shares




Date of disclosure

5 February 2003



Date of dealing

4 February 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

10,000



Highest price paid*

1.67 GBP Sterling



Lowest price paid*

1.67 GBP Sterling



Total number of securities sold

0



Highest price received*

0.00 GBP Sterling



Lowest price received*
0.00 GBP Sterling



*Currency must be stated






                      This information is provided by RNS
            The company news service from the London Stock Exchange

END